Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Refinancing of CPV
Fairview Debt Facility

Singapore, August 15, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Fairview, LLC (“Fairview”), which is 25%-owned by CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, has completed a refinancing of an existing debt facility. Fairview is a project company holding an operating natural gas fired power plant, with a capacity of 1,050 MW, in Pennsylvania.  The terms of the new facility and related matters as announced by OPC are set forth below.

The total commitments under the agreement for the refinancing (the “New Financing Agreement”) are $625 million, comprising a $550 million Term Loan B facility and $75 million of ancillary credit facilities (including working capital lines and letters of credit facilities).  The principal amount of the term loan under the New Financing Agreement is $250 million more than the principal amount of the loan being refinanced, and approximately $257 million will be distributed as a dividend to the partners holding the project, with CPV's share of the dividend being approximately $64 million.

The interest rate on the loan and the ancillary facilities is SOFR-based with a spread of 3.50% and 3.00%, respectively.  The maturity and final repayment dates of the term loans and ancillary facilities under the New Financing Agreement are August 14, 2031 and August 14, 2030, respectively. The New Financing Agreement includes scheduled amortization (1% per annum) and a debt balance cash sweep repayment mechanism (ranging from 25%-75% depending on the leverage ratio in the project), which OPC expects will result cumulatively in approximately 69% of principal repayments over the term of the facilities. An additional cash sweep mechanism applies to the extent that Fairview fails to meet a minimum incremental hedged revenue requirement.

The New Financing Agreement is subject to amended financial covenants as compared to the loan facility that was refinanced, including an adjustment to the minimum interest rate hedging requirement to 50% of the projected term loan notional balance over the three year period from the date of the New Financing Agreement, the addition of a trailing last four quarter debt service coverage ratio requirement of 1.10x, and elimination of the requirement to meet the minimum debt service coverage ratio of 1.20x during the four quarters preceding a distribution.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the New Financing Agreement, including its terms and conditions, including covenants in the agreement, the amount or principal of the loan expected to be repaid over the term of the facilities pursuant to amortization and cash sweep mechanisms, the distribution to be made by Fairview and CPV’s share of the dividend and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to compliance with the terms of and covenants in the New Financing Agreement, risks relating to the actual amounts to be repaid under the amortization and cash sweep provisions, risks related to the dividend and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.